SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Spectrum Brands Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

84763R101
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 84763R101	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Tourbillon Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,039,417 (including 2,234,900 shares issuable upon exercise of options)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,039,417 (including 2,234,900 shares issuable upon exercise of options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,039,417 (including 2,234,900 shares issuable upon exercise of options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 84763R101	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Jason H. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,039,417 (including 2,234,900 shares issuable upon exercise of options)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,039,417 (including 2,234,900 shares issuable upon exercise of options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,039,417 (including 2,234,900 shares issuable upon exercise of options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 84763R101	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Spectrum Brands Holdings, Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 3001 Deming Way, Middleton, WI 53562.

Item 2(a).	NAME OF PERSON FILING:
The names of the persons filing this statement on Schedule 13G are Tourbillon Capital Partners, L.P. ("Tourbillon Capital Partners") and Jason H. Karp (together, the "Reporting Persons"). Mr. Karp is the Chief Executive Officer of Tourbillon Capital Partners. Tourbillon Capital Partners serves as the investment manager to certain investment funds and/or accounts (the “Funds”).

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 32nd Floor, New York, NY 10019

Item 2(c).	CITIZENSHIP:
Tourbillon Capital Partners is a Delaware limited partnership. Mr. Karp is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

84763R101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

CUSIP No. 84763R101	13G	Page 5 of 8 Pages

(g)	☒	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page for each Reporting Person and is incorporated herein by reference.

The aggregate percentage of Common Stock reported as beneficially owned by each person named herein is based upon 57,626,070 shares of Common Stock outstanding as of November 14, 2017, as reported in the Issuer's Annual Report on Form 10-K/A for the fiscal year ended September 30, 2017 filed with the Securities and Exchange Commission on January 23, 2018.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

As of December 31, 2017, the Funds had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock. One such fund, Tourbillon Global Master Fund, Ltd., had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP No. 84763R101	13G	Page 6 of 8 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each Reporting Person hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 84763R101	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018

TOURBILLION CAPITAL PARTNERS, L.P.

By: /s/ Brian A. Kessler
Name: Brian A. Kessler
Title: Chief Financial Officer

By: /s/ Jason H. Karp
Name: Jason H. Karp

CUSIP No. 84763R101	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 14, 2018

TOURBILLION CAPITAL PARTNERS, L.P.

By: /s/ Brian A. Kessler
Name: Brian A. Kessler
Title: Chief Financial Officer

By: /s/ Jason H. Karp
Name: Jason H. Karp